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VIA EDGAR

June 20, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2010 File No. 1-15202

Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated May 20, 2011 from you to Eugene G. Ballard, Berkley’s Senior Vice President -- Chief Financial Officer, relating to Berkley’s Form 10-K for the Year Ended December 31, 2010 (the “2010 Form 10-K”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley's responses thereto.

Exhibit 13:  Portions of the 2010 Annual Report to Stockholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Other-Than-Temporary Impairments (OTTI) of Investments
Fixed Maturity Securities, page 8

1.	For your investments in states and municipalities with an available for sale carrying value of $5.5 billion at December 31, 2010, please provide us:

•	A schedule of amortized cost and fair value of your general obligation and special revenue bonds categorized by state and municipality; and

•	A description of the nature and primary revenue sources for your special revenue bonds.

Concurrently with this response letter, we are providing the Staff, on a supplemental basis, a schedule, as of December 31, 2010, of the amortized cost and fair value of the Company’s (i) general obligation bonds categorized by state and municipality, (ii) special revenue bonds categorized by the nature of the revenue authority/revenue source and (iii) tax-exempt corporate bonds categorized by issuer (in each case, aggregating categories under $20 million), as well as the Company’s pre-refunded bonds.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

2.
Refer to your disclosure on page 8 under the caption OTTI of investments where you indicate that you classify fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies.  Please tell us the credit rating agencies used and the percentage of the carrying amount of your fixed maturity and preferred stock investments that assigned a credit rating by a credit rating agency.  Further, if you performed an analysis to determine the quality rating of investments for which an external rating exists, provide us a summary describing the analysis that you performed, including use of credit spreads, the investments for which you performed the analysis and, where the analysis resulted in you concluding that the rating assigned by the external rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.  If applicable, reconcile these amounts to the amounts disclosed as non-investment grade securities shown in the table on page 9 that shows non-investment grade fixed maturity securities in an unrealized loss at December 31, 2010 and in the caption Preferred Stocks also on page 9.

As of December 31, 2010, 91.3% of our fixed maturity securities (based on carrying value) were rated by one or more external rating agencies: Standard & Poor’s, Moody’s Investors Service or Fitch Ratings.  Of the remaining 8.7% of our fixed maturity securities that were not rated by any one of those external rating agencies, 6.5% were U.S. government agency mortgage securities.

The Company classifies its fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies.  For purposes of classifying securities with different ratings, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company’s own analysis indicates that a different rating is more appropriate.  Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis.

Other than with respect to certain pre-refunded securities, at December 31, 2010 there were no other securities for which an external rating existed where the rating indicated by the Company’s own analysis was different.  Pre-refunded securities are securities for which an escrow account has been established to fund the remaining payments of principal and interest through maturity.  Such escrow accounts are almost exclusively comprised of U.S. Treasury and U.S. government agency securities.  Ratings assigned to pre-refunded securities by external rating agencies are not always updated to reflect the establishment of an escrow account.  In those circumstances, the Company assigns a rating to such securities based upon its verification of the existence and sufficiency of the assets in the escrow account.  At December 31, 2010, pre-refunded securities with an amortized cost of $607 million and a fair value of $644 million were rated by the Company higher than the rating assigned by the external rating agencies.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(1)Summary of Significant Accounting Policies
(F) Deferred policy acquisition costs, page 38

3.
From your table on page 15, it is apparent that the combined ratio for your International segment has exceeded 100% for each of the last three years.  In addition, it is evident from disclosures in your March 31, 2011 Form 10-Q that your International segment continues to reflect an underwriting loss in 2011.  Please provide us proposed revised disclosure to be included in future periodic reports that indicates your policy for evaluating premium deficiencies.  Please ensure this disclosure indicates how you group policies in your process and whether you include investment income in your evaluation.  See ASC 944-60-25 and ASC 944-60-50-1.

The international segment's combined ratio was over 100% in the last three years due primarily to expenses related to newly started businesses.  Start-up expenses are expensed in the financial statements as incurred (i.e., they are not capitalized as deferred acquisition costs).  The expense ratios for these recently started businesses are expected to decline as the premium volume for those businesses grows.

As disclosed in note 1(F) to our financial statements (Deferred policy acquisition costs), the Company's policy is to recognize a premium deficiency if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs and maintenance costs exceeds future income, including unearned premiums and related investment income in accordance with ASC 944-60-25.  The international segment’s unamortized deferred acquisition costs were 23.4% of its unearned premiums at December 31, 2010 and March 31, 2011.  The international segment's loss ratio was 61.8% for the year ended December 31, 2010 and 66.5% for the three months ended March 31, 2011. There were no premium deficiencies for any major line of business of any of the international segment's five operating companies for these periods.

In response to this comment, we propose to include the following disclosure, commencing with our Form 10-Q for the quarterly period ended June 30, 2011:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts.  Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract.  Deferred policy acquisition costs are presented net of unearned ceding commissions.  Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not, are charged to expense.  The recoverability of deferred policy acquisition costs is evaluated separately by each of our operating companies for each their major lines of business.  Future investment income is taken into account in measuring the recoverability of deferred policy acquisition costs.

(8) Loans Receivable, page 44

4.
You disclose that you monitor the performance of each loan receivable and assign a risk rating based on your assessment of various factors and establish a valuation reserve for loans that you determine are probable that the contractual terms will not be met.  For those loans that through this process you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36.  If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired.

For significant loans that the Company did not deem to be individually impaired, the Company concluded that it was not probable that a loss had been incurred under ASC 310-10-35-36.

In response to this comment, we propose to include the following disclosure, commencing with our Form 10-Q for the quarterly period ended June 30, 2011:

The Company monitors the performance of its loans receivable and establishes an allowance for loan losses for loans where the Company determines it is probable that the contractual terms will not be met, with a corresponding charge to earnings.  For loans that are evaluated individually and deemed to be impaired, the Company establishes a specific allowance based on a discounted cash flow analysis and comparable cost and sales methodologies, if appropriate.  Individual loans that are not considered impaired and smaller-balance homogeneous loans are evaluated collectively and a general allowance is established if it is considered probable that a loss has been incurred.

5.
Although you disclose in the fourth paragraph of Note 1Q that you adopted the effective portions of new guidance regarding additional disclosures for the allowance for credit losses and the credit quality of financing receivables, it is unclear where you make these disclosures.  Please provide us proposed revised disclosures to be included in future periodic reports that discloses the following information pursuant to ASU 2010-20 or tell us where this disclosure is in your filing or why it is not required:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

•	Your policy for classifying and accounting for nonaccrual status required by ASC 310-10-50-6;

•	The disclosures related to nonaccrual and past due loans receivable required by ASC 310-10-50-7 and 50-7A;

•	Your policy for charging off uncollectible loans receivable and the activity in your valuation allowance as required by ASC 310-10-50-11B;

•	The information regarding impaired loans as required by ASC 310-10-50-14A and 50-15; and

•
The credit quality information required by ASC 310-10-50-29.  In this regard, it appears that you assess loan to value, cash flow stability and financial and operating performance in your impairment assessment as disclosed in the last paragraph of page 44.

In response to this comment, we propose providing additional disclosure relating to our policies for (i) classifying and accounting for nonaccrual and past due loans, and (ii) charging off uncollectible loans receivable, commencing with our Form 10-Q for the quarterly period ended June 30, 2011, as follows:

The accrual of interest on loans receivable is discontinued if the loan is 90 days past due based on contractual terms of the loan, unless the loan is adequately secured and in process of collection.  In general, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.  Interest on these loans is accounted for on a cash-basis until qualifying for return to accrual status.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonable assured.

In addition, we propose providing additional disclosure relating to (i) nonaccrual and past due loans, (ii) activity in the valuation allowance, (iii) impaired loans, and (iv) credit quality information, commencing with our Form 10-Q for the quarterly period ended September 30, 2011, as follows (with the appropriate numbers filled in):

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

	Amortized Cost
(Dollars in thousands)	September 30, 2011	December 31, 2010

Total loans receivable		$354,000
Loans in nonaccrual status		4,624
Loans with a specific valuation allowance		30,000

Total loans receivable and loans with a specific valuation allowance in the table above are net of valuation allowances of $XX million and $20 million at September 30, 2011 and December 31, 2010, respectively.  The Company increased its valuation allowance by $XX million and $XX million during the three and nine months ended September 30, 2011, respectively, and by $2.4 million during the nine months ended September 30, 2010, with no change during the three months ended September 30, 2010.  There were no loan charge-offs during those periods.  There were no loans past due 90 days or more that were still accruing interest as of September 30, 2011 or December 31, 2010.

The nine largest loans have an aggregate amortized cost of $XXX million and an aggregate fair value of $XXX million and are secured by commercial real estate.  These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and June 2014.  The loans are secured by office buildings (64%), hotels (23%) and senior living facilities (13%), with properties located primarily in New York City, California, Hawaii, Boston and Philadelphia.

The Company monitors the performance of its loans receivable and assesses the ability of the borrower to pay principal and interest based upon loan structure, underlying property values, cash flow and related financial and operating performance of the property and market conditions. Loans receivable with a potential for default are further assessed using discounted cash flow analysis and comparable cost and sales methodologies, if appropriate.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 20, 2011

As part of the evaluation process, the Company reviews certain credit quality indicators.  For significant commercial loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property’s net operating income to the borrower’s principal and interest payments on the Company’s loan and senior loans, if any. At September 30, 2011, the debt service coverage ratio for all significant commercial loans was X.X times or greater.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mark Brunhofer (SEC)
Ibolya Ignat (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)